CONFIDENTIAL

U.S. Securities and Exchange Commission	March 18, 2011

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4628

Attn.: Mark Shannon, Branch Chief

RE:	McCormick & Company, Incorporated (the “Company”)

Form 10K for Fiscal Year Ended November 30, 2010

Filed January 27, 2011

Commission File No.: 1-14920

Dear Mr. Shannon:

Please find below our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated February 24, 2011, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.

Commission Comment:

Form 10-K for Fiscal Year Ended November 30, 2010

General

1.	We are aware of a September 2008 news report that because of political reasons, you have found it difficult to buy saffron from Iran and cumin from Syria. We are also aware of a December 2010 news report that you are licensed by OFAC to sell certain of your products to Iran, and that the Iranian companies that you list on your OFAC application as end purchasers are connected to entities prohibited by OFAC. Iran and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding any contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, brokers, wholesalers, distributors, resellers, retailers, or other direct or indirect arrangements. Your response should describe any goods that you have purchased from, or provided into, Iran and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries, entities controlled by those governments, or any entities of those countries that are included in OFAC’s Specially Designated Nationals List.

McCormick & Company Response:

1.	Overview: All of our business with respect to Iran and Syria (which, as discussed below, is limited) is conducted legally and, where required, in accordance with licenses issued by the United States government. We have not entered into any agreements or commercial arrangements with the Syrian or Iranian governments or with entities known to be controlled by those governments. We have also not entered into any arrangements with entities included in OFAC’s Specially Designated Nationals List.

Iran: Our contacts with Iran consist only of (i) purchases of saffron by our subsidiary McCormick Global Ingredients Limited (“MGIL”), a Cayman company; (ii) purchases by our French subsidiary of pistachios, and (iii) limited sales of herbs and spices, seasoning mixes, and marinades pursuant to a license issued by the U.S. Treasury Department.

Our French subsidiary has purchased Iranian sourced pistachios from three third party brokers located in France and Germany for consumption by our European operations.

MGIL purchases Iranian sourced saffron from two third-party vendors, located in Iran and Spain, solely for consumption by our operations in Europe. Note that the saffron which is used in our U.S. business operations is entirely of Spanish origin.

As for sales into Iran, we formerly sold a limited amount of our products to a third party distributor in Canada, which in turn resold those products to the distributor and two wholesalers in Iran that are listed on our license issued by the U.S. Department of the Treasury. We recently transitioned to a new distributor in Dubai, primarily for service-related commercial reasons.

We have the required licenses by the U.S. government to make sales into Iran, both with respect to the former third-party distributor in Canada and the third-party distributor in Dubai. Should we decide to make sales of our products into Iran in the future (no such sales have been made in fiscal 2011, and none are contemplated at present), then in addition to following all applicable U.S. regulations, we will also require the new distributor to monitor the lists of sanctioned persons and entities to further ensure none of our products are re-sold to such parties.

Syria: Our contacts with Syria consist only of (i) purchases by MGIL of cumin and anise seed for consumption in our U.S. and European operations; and (ii) purchases of cumin oleoresin by our subsidiary McCormick South Africa Pty Limited (“MSAPL”), a South African company, from a U.S. third-party vendor for consumption in our operations in that country (some of the products made by our South African operations are exported to Saudi Arabia, Jordan, Nigeria, and Zimbabwe). We do not sell any of our products into Syria and have not applied for an OFAC license to permit any such sales.

MGIL purchases cumin from four third-party vendors located in Syria, while it purchases anise seed through two third-party brokers located in the U.S. MSAPL purchases cumin oleoresin from a U.S. third-party vendor. We are advised the oleoresin may contain ingredients from Turkey, Syria, India, Egypt and Spain. The determination to purchase cumin and anise seed is made annually, based on the availability of an adequate supply, competitive pricing, and product quality.

Commission Comment:

2.	Please discuss the materiality of your business activities in, and other contacts with, Iran and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of Iran and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria, including any potential adverse impact on your reputation or share value as a result of any sales to Iranian purchasers having close connections with entities that are included in OFAC’s Specially Designated Nationals List.

McCormick & Company Response:

2.	Overview: As discussed below, our business activities with respect to Iran and Syria represent an insignificant part of the business activities of our consolidated operations. All business activities concerning these countries are conducted in compliance with applicable law. Any sales into the specified countries have been made pursuant to licenses granted by the U.S. Treasury Department. In addition, we employ an automated software system that screens all of our customers and suppliers to flag whether they appear on a number of different lists, including OFAC’s Specially Designated Nationals List. As noted in the December 2010 news article referenced in your letter, food and medicines have long been permitted exceptions to U.S. government imposed sanctions. In light of this fact, and since we obtain licenses when required to conduct the very limited business that has been conducted, we believe there has not been, nor will there be, adverse investor sentiment from the business that has been conducted. We note that our investor relations department has received no calls from investors concerning the December 2010 news article. In addition, we have not noticed an adverse effect on our stock price as a result of the news article.

Iran: We have no assets in, or liabilities associated with, Iran. No products have been sold into Iran in fiscal 2011 (and there is no present intention to do so), and none were sold into Iran in fiscal 2008. Our sales into Iran for our fiscal years 2010 and 2009 were less than $19,000 in each year, representing well less than one thousandth of one percent of our consolidated revenues for each of those periods.

Our saffron and pistachio purchases from Iran for the first quarter of fiscal 2011, and fiscal years 2010, 2009 and 2008, were all Euro-based purchases and were approximately €664,000, €1,316,600, €1,192,600 and €1,251,000, respectively. These purchases represent less than one-tenth of one percent of our consolidated costs of goods sold for each of those periods.

Syria: We have no assets in, or liabilities associated with, Syria. No products have been sold into Syria. Our purchases from Syria for fiscal years 2010, 2009 and 2008 were dollar-based and were approximately $4,200,000, $2,500,000 and $1,100,000, respectively, representing about two-tenths of one percent of our consolidated costs of goods sold for each of those periods.

Commission Comment:

Exhibit 13

Management’s Discussion and Analysis, page 18

3.	On pages 19 and 21 you refer to rising input and commodity costs that unfavorably impacted gross margin and operating income, and related pricing actions to offset some of these increases. In a February 3, 2011 article in The Wall Street Journal you indicate that prices of certain goods have increased considerably over the past two years, and on slide 27 of your fourth quarter earnings conference call you indicate that there will be a significant increase in material costs in 2011. Please explain to us how you have considered the guidance in Item 303(a)(3)(ii) of regulation S-K, instructions two and three of the Instructions to Paragraph 303(a), Sections III.B and IV of FR-36, and Section III.B.3 of FR-72, relating to the need to discuss and analyze (i) the potential impact to 2011 costs of goods sold from this cost inflation and (ii) your pricing actions and the extent to which they will cover the increase in costs.

McCormick & Company Response:

3.

In the second half of 2010 prices of certain materials that we use increased to a point where they were having a negative effect on our fourth quarter gross profit margin. We analyzed the underlying facts surrounding these higher costs and felt that these increases were not errant fluctuations but appeared to be a trend that we anticipated would keep costs at a higher level into 2011. In response to this analysis, we implemented price increases for our products at the end of 2010 and into 2011. Based on these circumstances, we discussed this known historical trend that was reasonably likely to have a material impact on future revenues and income from continuing operations in our MD&A on pages 19 and 21, as called for under Item 303(a)(3)(ii) of Regulation S-K. The commodities and raw materials that we purchase at times can be volatile and, while a known material cost increase trend in 2010 may be anticipated to continue into 2011, it could also stabilize or trend differently than our expectations due to various factors such as global weather patterns, civil strife, etc. As noted in your comment above, we illustrated our forecasted directional quantification of the interplay between cost increases, price increases and other cost savings for 2011 on slide 27 of our fourth quarter earnings conference call. We illustrated that we forecasted 2011 material cost increases to be offset by a combination of price increases and other cost savings under our CCI program. In future filings, to the extent we forecast such directional quantification of the effect of know trends on future periods we will also include that information in our MD&A.

Commission Comment:

Note 12: Income Taxes, page 53

4.	We note on page 19 that you repatriated $108.5 in cash from foreign subsidiaries in the fourth quarter of 2010. This amount appears incremental to the $194.2 utilized temporarily from foreign subsidiaries, as disclosed on page 26. Please clarify for us (i) the reason you repatriated the $108.5 million, (ii) the foreign subsidiaries from which it was repatriated, (iii) whether the amounts were repatriated from 2010 earnings or unremitted earnings that were deemed permanently invested abroad as of November 30, 2009, and (iv) the reason why you have not had a change in assertion related to undistributed earnings existing as of November 30, 2009 for any of your foreign subsidiaries.

McCormick & Company Response:

4.	During the fourth quarter of FY2010, we repatriated $108.5 million of cash from two of our foreign subsidiaries.

(i)	Reason for our repatriation of $108.5 million.

The cash repatriation was part of a legal restructuring of some of our wholly owned foreign subsidiaries. The purpose of this restructuring was (a) to consolidate some of our foreign operations such that more of our foreign subsidiaries are aligned in a holding company structure, (b) to minimize non-U.S. taxes on the transfer of funds between and among our foreign subsidiaries, and (c) to maximize managerial efficiencies. As part of this restructuring we were able to repatriate certain foreign earnings ($108.5 million) in the form of cash in a tax efficient manner. When repatriating foreign earnings, there is normally a net U.S. tax cost involved. However, as a part of our restructuring we were able to repatriate this $108.5 million of foreign earnings with no tax cost.

(ii)	Foreign Subsidiaries from which the $108.5 million was repatriated.

Of the $108.5 million, $56 million was repatriated from McCormick Switzerland GmbH, and $52.5 million was repatriated from McCormick (UK) Ltd.

(iii)	Whether the amounts repatriated were from 2010 earnings or unremitted earnings that were deemed permanently reinvested abroad as of November 30, 2009.

The amounts repatriated were a combination of both current and prior year earnings. Although the exact amounts will not be known until we prepare the 2010 tax return, the split was approximately 35% from current year earnings and 65% from prior year earnings.

(iv)	Explain the reason why McCormick did not change the assertion related to undistributed earnings existing as of November 30, 2009.

At November 30, 2010, we maintain our assertion that unremitted earnings of our foreign subsidiaries will be permanently reinvested for the foreseeable future. The 2010 repatriation was unique in that we repatriated the cash because we were able to do so in a tax efficient manner that resulted from our restructuring of certain foreign subsidiaries. In addition, to support our permanent ongoing reinvestment assertion in accordance with ASC 740-30-25-17, a detailed analysis was performed identifying cash requirements and any limitations to future distributions for each foreign subsidiary. Earnings and cash are required to be reinvested in the business for many of our foreign subsidiaries to support future capital projects and fund potential acquisitions. In our disclosures we have communicated externally that one of our strategies is to grow our business through acquisitions. Also, future distributions from certain foreign subsidiaries are restricted due to thin capitalization limits.

Commission Comment:

Note 16: Business Segments, page 55

5.

We note that you sell products under a variety of brands, including McCormick, Lawry’s, Zatarain’s, Simply Asia, Thai Kitchen, Old Bay, El Guapo, Ducros, Schwartz, Vahine, Silvo, Club House, Billy Bee and Aeroplane and that the McCormick brand includes the herbs and spices, seasoning mixes, extracts and food colors, grill mates, and seafood groups of products. Based upon slides five and 12 of your fourth quarter earnings conference call, it appears that you may track revenue for some of these brands (i.e., extracts, dry seasoning mixes, Lawry’s, Zatarains, and grill mates). We note from your website that you refer to a number of these brands as business units, which also may be an indication that you track revenue by brand. Finally, we note you appear to have removed the language in your 2010 Form 10-K that indicated it is impractical to segregate and identify revenue for individual products lines, as discussed in your response letter dated June 5, 2007. In light of the above observations, please update us on your consideration of the requirement in ASC 280-10-50-40 to provide revenue information for your product brands or other groupings.

McCormick & Company Response:

5.	We disclose in our MD&A on page 17 of our 2010 Annual Report (executive summary section) that we are a flavor company. With their primary attribute being to provide flavor, we regard the products within each of our segments to be fairly homogenous. Unlike some of our peer companies, we do not sell disparate product lines such as biscuits, confectionery products and beverages.

Replying specifically to your Question 5, we do sell products under a variety of brands. Each brand may encompass a number of individual products, some of which may be similar to products sold under a different brand. Many of our brands and products are sold by and across various geographic regions. You rightfully point out that we do make disclosures about our revenue growth, citing the reasons for the growth in our fourth quarter conference call slides as based on a combination of products (e.g. U.S. branded herbs and spices), geographic location (e.g. Canada and China) and brands (e.g. Lawry’s and Zatarain’s), which are sold only in North America. This information is derived from a number of sources in order to explain our sales growth. Our current systems provide local management with detail revenue information differently across the globe (by product, by brand or by both). This information (by product, by brand, or both) is not accumulated on a consolidated basis, or in a consistent manner within our two segments.

In other words, we do not accumulate consolidated revenues from our external customers for each product or each group of similar products, as contemplated by the disclosure requirements of ASC 280-10-50-40.

You also point out that our website refers to a number of our brands as business units, which also may be an indication that we track revenue by brand. Our website (http://www.mccormickcorporation.com/OurCompany/BusinessUnits.aspx) does refer to a number of our brands (McCormick for Chefs, Supherb Farms, Zatarains, Simply Asia, etc.), as well as certain geographical businesses (U.S. Consumer Products, McCormick Canada and McCormick Foods Australia). Similar to the discussion in the paragraph above, this summary also has overlapping products, brands and geographical locations. For instance, the Zatarain’s branded products are sold by the U.S. Consumer Products “business unit” as that term is used on our website and the Simply Asia branded products are sold by the U.S Consumer Products “business unit” as well as by other locations around the world. Also, McCormick branded products are sold by many locations around the world. We do not accumulate consolidated revenues from external customers for each brand.

In summary, we do not accumulate consolidated revenues by either brand, product or group of similar products and we believe, for the purpose of operating our business, that it is impracticable to do so. Upon further review of our footnote 16 on page 55 of our 2010 Annual Report, the statement that it is impracticable to segregate and identify revenue for individual product lines should be included as we discussed in our response letter to the SEC dated June 5, 2007. The facts and circumstances surrounding our disclosure in this area have not changed since that 2007 response. Our disclosure in future filings will say “It is impracticable to segregate and identify sales and profits for each of these individual product lines”.

If in the future we have the ability to accumulate consolidated product information, we will consider if there are disclosures required under ASC 280-10-50-40.

Commission Comment:

Note 16: Business Segments, page 55

6.	We note your disclosure that you operate in two business segments, consumer and industrial. We also note that your executive officers include President – U.S. Industrial Group, President – North American Consumer Foods, and President – International Business. These three positions, based upon their underlying responsibilities, appear similar to the segment manager position described in ASC 280-10-50-7, and, consequently, an indication that you may operate in three segments. Please clarify for us how you determined that you have two operating segments and the reason why you do not operate in three segments where each of these positions is a segment manager, as provided by ASC 280-10-50-1 to 50-9.

McCormick & Company Response:

6.	Our executive officers include individuals with the titles “President – U.S. Industrial Group”, “President – North American Consumer Foods”, and “President – International Business”. Their responsibilities are as follows:

•

President – U.S. Industrial Group – This position reports directly to the Chief Executive Officer (i.e., the Chief Operating Decision Maker (“CODM”)) and is responsible for the management of our U.S. Industrial Group operations (a geographic responsibility), our Mexican industrial business, and management of our worldwide strategic Industrial Group customers, such as PepsiCo, McDonald’s Corporation, and Yum! Brands, Inc. (which are product and customer-specific responsibilities).

•

President – North American Consumer Foods – This position reports directly to the CODM and is responsible for the management of our U.S. Consumer Foods operations, our U.S. global export business, our Canadian operations (including both the consumer and industrial operations), and our consumer operations in Mexico and other Latin American countries.

•	President – International Business – This position reports directly to the CODM and is responsible for all international operations outside of North America (both consumer and industrial).

The CODM does not regularly review operating results in a manner for which these individuals’ responsibilities fall. Therefore, the term “operating segments” as defined in ASC 280-10-50-1 have not been met. In addition, even if financial information were reported based on these responsibilities, our form of organization results in certain responsibilities of these individuals overlapping, and are a mixture of both geography and businesses (consumer and industrial). In accordance with ASC 280-10-50-9, in situations where there is a matrix form of organization, products or services constitute the operating segments, which is how our segments are presented.

*        *        *         *

In addition, as requested in the Staff’s letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-6394.

Sincerely,

/s/ Kenneth A. Kelly Jr.
Kenneth A. Kelly Jr.
Sr. Vice President & Controller

Copy to:

Michael Fay, Division of Corporation Finance (SEC)

Alan D. Wilson, Chairman, President and Chief Executive Officer

Gordon M. Stetz, Jr., Executive Vice President & Chief Financial Officer

W. Geoffrey Carpenter, Vice President, General Counsel and Secretary